FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 24, 2019	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.

Notice of Conclusion of Absorption-type Company Split Agreement Regarding Succession of Certain Businesses of Canon Medical Systems Corporation by Company Split (Simplified Absorption-type Company Split)

July 24, 2019

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First Section) and other Stock Exchanges

Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice of Conclusion of Absorption-type Company Split Agreement Regarding Succession of

Certain Businesses of Canon Medical Systems Corporation by Company Split

(Simplified Absorption-type Company Split)

Canon Inc. (the “Company”) at a Board of Directors meeting held on July 24, 2019, passed a resolution to conduct an absorption-type company split (the “Absorption-type Company Split”) where the industrial camera business, including those used in medical equipment, operated by Canon Medical Systems Corporation (“CMSC”), the splitting company, will be succeeded to the Company, the succeeding company. Today, an absorption-type company split agreement between the Company and CMSC was concluded as follows.

With an effective date of October 1, 2019, the Company plans to conduct the Absorption-type Company Split without obtaining the approval of shareholders at a shareholders meeting, in accordance with the procedure for a simplified absorption-type company split pursuant to the provisions of Article 796, paragraph 2 of the Companies Act.

As the Absorption-type Company Split is a simplified absorption-type company split that the business operations of a wholly-owned subsidiary of the Company will be succeeded, some disclosure items and details are omitted.

1.	Purpose of the Absorption-type Company Split

Up until now, the Company and CMSC have operated the component businesses separately in the Medical System Business Unit. The Company decided to succeed the industrial camera business, including those used in medical equipment, of CMSC through the Absorption-type Company Split and consolidate the component businesses into the Company, in order to raise efficiency and expand the business.

2.	Overview of the Absorption-type Company Split

1)	Schedule of the Absorption-type Company Split

Date of the Resolution that was passed at Board of Directors meeting	July 24, 2019
Date of the Absorption-type Company Split Agreement that was concluded	July 24, 2019
Scheduled implementation date of the Absorption-type Company Split (Effective Date)	October 1, 2019 (scheduled)

Note	1:	The Company plans to conduct the Absorption-type Company Split without obtaining the approval of shareholders at a shareholders meeting, in accordance with the procedure for a simplified absorption-type company split pursuant to the provisions of Article 796, paragraph 2 of the Companies Act.
Note	2:	The scheduled implementation date of the Absorption-type Company Split (Effective Date) is subject to change upon the mutual consent of both companies.

2)	The Method Used for the Absorption-type Company Split

It is a simplified absorption-type company split in which the Company will be the succeeding company and CMSC will be the splitting company.

3)	Details of the Allocation Pertaining to the Absorption-type Company Split

The Company holds all of the shares of CMSC, the splitting company. As such, there will be no allocation of monies or any other property as a result of the Absorption-type Company Split.

4)	Handling of Share Options or Bonds with Share Options attached due to the Absorption-type Company Split

Not applicable.

5)	Capital stock to be Increased or Decreased as a result of the Absorption-type Company Split

There will be no increase or decrease in the Company’s capital stock as a result of the Absorption-type Company Split.

6)	Rights and Obligations to be Acquired or Assumed by the Succeeding Company

In accordance with the Absorption-type Company Split Agreement, the assets, liabilities and the contracts related to the industrial camera business, including those used in medical equipment, operated by CMSC will be succeeded to the Company.

7)	Outlook for the Performance of Obligations

The Company believes it will have no issues in performing obligations on or after the Effective Date of the Absorption-type Company Split.

3.	Overview of the Parties to the Absorption-type Company Split (as of March 31, 2019)

		Succeeding company	Splitting company
1)	Trade name:	Canon Inc.	Canon Medical Systems Corporation
2)	Location	30-2, Shimomaruko 3-chome Ota-ku, Tokyo	1385, Shimoishigami, Otawara, Tochigi
3)	Name and title of representative:	Fujio Mitarai Chairman and CEO	Toshio Takiguchi President and CEO
4)	Nature of Business	Development, manufacture, sale, and service of office equipment, imaging systems, medical systems as well as industrial equipment and other areas	Development, manufacture, sale, and technical service of medical related equipment
5)	Capital	174,762 million yen	20,700 million yen
6)	Incorporation date	August 10, 1937	October 19, 1948
7)	No. of issued shares	1,333,763,464 shares	134,980,000 shares
8)	Fiscal year end	December 31	December 31

		Succeeding company	Splitting company
9)	Major shareholders and shareholding ratio:	The Master Trust Bank of Japan, Ltd. (Trust Account) 8.53%	Canon Inc. 100.00%

		Japan Trustee Services Bank, Ltd. (Trust Account) 5.03%

		The Dai-ichi Life Insurance Company, Limited 2.66%

		Barclays Securities Japan Limited 2.41%

		Mizuho Bank, Ltd. 2.09%

		(As of December 31, 2018)
10)	Financial conditions and operating results for the most recent fiscal year
		Canon Inc. (Consolidated)	CMSC (Non-consolidated)
Fiscal year		December 31, 2018	December 31, 2018
Net assets		2,827,602	78,639
Total assets		4,899,465	248,651
Net assets per share (yen)		2,618.76	582.60
Net sales		3,951,937	214,690
Operating profit		342,952	9,368
Recurring profit		-	9,262
Net income attributable to the company		252,755	1,537
Net income per share (yen)		234.09	11.39

(Millions of yen, except where otherwise noted)

Note 1:	The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards, and its net assets and net assets per share represents its shareholders’ equity and shareholders’ equity per share, respectively.
Note 2:	Due to a change in fiscal year end, the above financial results of CMSC are for a period of 9 months.

4.	Overview of the Business to be Succeeded

1)	Details of Business to be Succeeded

The industrial camera business, including those used in medical equipment, operated by CMSC.

2)	The Operating Results of the Business to be Succeeded (as of December 31, 2018)

Net sales 2,674 million yen

Note:	Due to a change in fiscal year end, the above financial results of CMSC are for a period of 9 months.

3)	Assets and Liability Items to be Succeeded, and Respective Amounts Thereof (as of September 30, 2019 projection)

Assets		Liabilities
Item	Book value	Item	Book value
Currentassets	332	Current liabilities	-
Non-currentassets	7,763	Non-current liabilities	716
Total	8,095	Total	716

(Millions of yen)

Note:

The Amount of assets and liabilities to be succeeded were calculated based on the situation as of July 24, 2019. Therefore, the actual amount of assets and liabilities to be succeeded may differ from those represented above.

5.	Condition after the Absorption-type Company Split

Succeeding company
1)	Trade name:	Canon Inc.
2)	Location	30-2, Shimomaruko 3-chome Ota-ku, Tokyo
3)	Name and title of representative:	Fujio Mitarai, Chairman and CEO
4)	Nature of Business	Development, manufacture, sale, and service of office equipment, imaging systems, medical systems as well as industrial equipment and other areas
5)	Capital:	174,762 million yen
6)	Fiscal year end:	December 31

6.	Outlook

CMSC is already a consolidated subsidiary of the Company. Therefore, the impact of the Absorption-type Company Split on the Company’s performance is expected to be slight.